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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 13E-3/A
               RULE 13E-3 TRANSACTION STATEMENT (AMENDMENT NO. 2)
                           (PURSUANT TO SECTION 13(e)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)

                            ------------------------

                               AMDAHL CORPORATION
                              (NAME OF THE ISSUER)

                            ------------------------

                               AMDAHL CORPORATION
                          FUJITSU INTERNATIONAL, INC.
                                FUJITSU LIMITED
                     (NAME OF PERSON(S) FILING STATEMENTS)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.05 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                  023905 10 2
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                    TAKASHI TAKAYA                                        JOHN C. LEWIS
             DIRECTOR AND GROUP PRESIDENT                             CHAIRMAN OF THE BOARD,
                CORPORATE PLANNING AND                                    PRESIDENT AND
                 BUSINESS DEVELOPMENT                                CHIEF EXECUTIVE OFFICER
                   FUJITSU LIMITED                                      AMDAHL CORPORATION
              MARUNOUCHI CENTER BUILDING                             1250 EAST ARQUES AVENUE
               6-1, MARUNOUCHI 1-CHOME                             SUNNYVALE, CALIFORNIA 94086
             CHIYODA-KU, TOKYO 100, JAPAN                           TELEPHONE: (408) 746-6000
              TELEPHONE: 81-3-3216-0570

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                            ------------------------

                                   Copies to:

               ROBERT S. TOWNSEND, ESQ.                                JOHN W. LARSON, ESQ.
               MORRISON & FOERSTER LLP                              RONALD B. MOSKOVITZ, ESQ.
                  425 MARKET STREET                              BROBECK, PHLEGER & HARRISON LLP
         SAN FRANCISCO, CALIFORNIA 94105-2482                    SPEAR STREET TOWER, ONE MARKET
              TELEPHONE: (415) 268-7080                       SAN FRANCISCO, CALIFORNIA 94105-1000
                                                                         (415) 442-0900

    This statement is filed in connection with a tender offer.

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TRANSACTION VALUATION*                                 AMOUNT OF FILING FEE**
-------------------------------------------------------------------------------
        $ 943,019,665                                          $ 188,604

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  * For purposes of calculating the filing fee only. This calculation assumes
    (i) the purchase of (x) 123,067,004 shares of common stock, par value $.05 per share, of the subject company ("Shares") issued and outstanding as of August 20, 1997, according to the subject company, less 51,811,664 Shares owned by the Purchaser and its affiliates, and (y) options to purchase 4,794,633 Shares issued and outstanding as of August 20, 1997 that will vest prior to the expiration of the Offer and that have exercise prices of less than $12.40, and (ii) the offer price of $12.40 per Share.

 ** The amount of the filing fee, calculated in accordance with Regulation
    240.0-11 of the Securities Exchange Act of 1934, is equal to 1/50 of 1% of the Transaction Valuation.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $188,604             Filing Party: Fujitsu Limited
     Form or Registration No.: Schedule 14D-1     Date Filed: August 5, 1997,
     and Schedule 14D-1/A                         and August 22, 1997

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
        This Amendment No. 2 amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") filed with the Securities and Exchange Commission on August 5, 1997 by Fujitsu Limited, a Japanese corporation (the "Parent"), Fujitsu International, Inc., a Delaware corporation and a wholly owned subsidiary of the Parent (the "Purchaser"), and Amdahl Corporation, a Delaware corporation (the "Company"), as amended. The Schedule 13E-3 relates to the tender offer by the Purchaser to purchase any and all outstanding shares of common stock, par value $.05 per share (the "Shares"), of the Company at a price of $12.40 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 5, 1997, as supplemented by the supplement thereto, dated August 22, 1997 (the "Supplement"), and in the related Letter of Transmittal. Capitalized terms used and not otherwise defined herein have the respective meanings given such terms in the Schedule 13E-3.


ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

        Items 1(b) and (c) are hereby amended and supplemented by reference to the response to Item 1 of Amendment No. 2 to the Schedule 14D-1 which is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

        Item 3 is hereby amended and supplemented by reference to the response to Item 3 of Amendment No. 2 to the Schedule 14D-1 which is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

        Item 4(a) is hereby amended and supplemented by reference to the response to Item 4(a) of Amendment No. 2 to the Schedule 14D-1 which is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 6(a) is hereby amended and supplemented by reference to the response to Item 4(a) of Amendment No. 2 to the Schedule 14D-1 which is incorporated herein by reference.

        Item 6(b) is hereby amended and supplemented by reference to Section 12 of the Supplement which is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

        Page 18 of the Presentation of Morgan Stanley & Co. Incorporated to the Disinterested Board on July 30, 1997 (filed as Exhibit (b)(2) to the Schedule 13E-3) is hereby amended and restated in its entirety as set forth in Exhibit
(b)(4) hereto, and is incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

        Item 10(a) is hereby amended and supplemented by reference to the response to Item 6 of Amendment No. 2 to the Schedule 14D-1 which is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

        Item 11 is hereby amended and supplemented by reference to the response to Item 7 of Amendment No. 2 to the Schedule 14D-1 which is incorporated herein by reference.

ITEM 14.  FINANCIAL INFORMATION.

        Item 14(a) is hereby amended and supplemented by reference to Section 7 and Exhibit I of the Supplement which are incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

        (b)(4) Amended and Restated Page 18 to the Presentation of Morgan Stanley & Co. Incorporated to the Disinterested Board on July 30, 1997.

        (c)(4)  Memorandum of Understanding, dated August 20, 1997. (1)

        (d)(11) Supplement, dated August 22, 1997, to Offer to Purchase, dated August 5, 1997. (1)

        (d)(12) Revised form of Letter of Transmittal. (1)

        (d)(13) Revised form of Letter from Lehman Brothers Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)

        (d)(14) Revised form of Letter from Brokers, Dealers,
Commercial Banks, Trust Companies and Other Nominees to Clients. (1)

        (d)(15) Revised form of Notice of Guaranteed Delivery. (1)

        (d)(16) Text of Joint Press Release, dated August 20, 1997, issued by Fujitsu Limited and Amdahl Corporation. (1)

        (d)(17) Text of Joint Press Release, dated August 22, 1997, issued by Fujitsu Limited and Amdahl Corporation. (1)

---------------

(1) Filed as an Exhibit to Amendment No. 2 to Schedule 14D-1 filed by the Parent and the Purchaser with the Commission on August 22, 1997 and incorporated herein by reference.

CUSIP No. 023905 10 2                      13E-3                     Page 3 of 3

                                   SIGNATURES

     After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          AMDAHL CORPORATION

                                          By   /s/ John C. Lewis
                                          --------------------------------------
                                          Name: John C. Lewis
                                          Title:   Chairman of the Board,
                                               President and
                                               Chief Executive Officer

                                          FUJITSU LIMITED

                                          By   /s/ Kazuto Kojima
                                          --------------------------------------
                                          Name: Kazuto Kojima
                                          Title:   Director and Group President
                                               Marketing Group and International
                                               Computer Business Group

                                          FUJITSU INTERNATIONAL, INC.

                                          By:  /s/ Kazuto Kojima
                                          --------------------------------------
                                          Name: Kazuto Kojima
                                          Title:   President

Dated: August 22, 1997

                                 EXHIBIT INDEX

EXHIBIT NO.                                       DESCRIPTION
-----------     --------------------------------------------------------------------------------
(a)             Not applicable.
(b)(1)*         Opinion of Morgan Stanley & Co. Incorporated, dated July 30, 1997 (included as
                Exhibit I to Exhibit (d)(1)).
(b)(2)*         Presentation of Morgan Stanley & Co. Incorporated to the Disinterested Board on
                July 30, 1997.
(b)(3)*         Presentation of Lehman Brothers Inc. and Lehman Brothers Japan Inc., presented to Fujitsu Limited on July 25, 1997.
(b)(4)          Amended and Restated Page 18 to the Presentation of Morgan Stanley & Co. Incorporated
                to the Disinterested Board on July 30, 1997.
(c)(1)          Agreement and Plan of Merger, dated as of July 30, 1997, by and among Fujitsu
                Limited, Fujitsu International, Inc. and Amdahl Corporation.(1)
(c)(2)          Confidentiality Agreement, dated June 30, 1997, between Fujitsu Limited and
                Amdahl Corporation.(2)
(c)(3)          Letter Agreement, dated July 9, 1997, between Fujitsu Limited and Amdahl
                Corporation.(2)
(c)(4)          Memorandum of Understanding, dated August 20, 1997.(6)
(d)(1)          Form of Offer to Purchase, dated August 5, 1997.(3)
(d)(2)          Form of Letter of Transmittal.(3)
(d)(3)          Form of Notice of Guaranteed Delivery.(3)
(d)(4)          Form of Letter from Lehman Brothers Inc. to Brokers, Dealers, Commercial Banks,
                Trust Companies and Other Nominees.(3)
(d)(5)          Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and
                Other Nominees to Clients.(3)
(d)(6)          Form of Guidelines for Certification of Taxpayer Identification Number on Form
                W-9.(3)
(d)(6)          Summary Advertisement, as published in The Wall Street Journal August 5,
                1997.(3)
(d)(8)          Text of Joint Press Release, dated July 30, 1997, issued by Fujitsu Limited and
                Amdahl Corporation.(2)
(d)(9)          Text of Joint Press Release, dated August 5, 1997, issued by Fujitsu Limited and
                Amdahl Corporation.(3)
(d)(10)         Text of Press Release, dated August 14, 1997, issued by Fujitsu Limited.(5)

(d)(11)         Supplement, dated August 22, 1995, to Offer to Purchase, dated August 5, 1997.(6)

(d)(12)         Revised form of Letter of Transmittal.(6)

(d)(13)         Revised form of Letter from Lehman Brothers Inc. to Brokers, Dealers,
                Commercial Banks, Trust Companies and Other Nominees.(6)

(d)(14)         Revised form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.(6)

(d)(15)         Revised form of Notice of Guaranteed Delivery.(6)

(d)(16)         Text of Joint Press Release, dated August 20, 1997, issued by Fujitsu Limited and Amdahl Corporation.(6)

(d)(17)         Text of Joint Press Release, dated August 22, 1997, issued by Fujitsu Limited and Amdahl Corporation.(6)

(e)             Description of Rights of Dissenting Stockholders.(4)
(f)             Not applicable.

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  * Previously filed.

(1) A copy of which is set forth as Exhibit III to the Offer to Purchase, which is filed as an Exhibit to the Schedule 14D-1 filed by the Parent and the Purchaser with the Commission on August 5, 1997 and incorporated herein by reference.

(2) Filed as an Exhibit to Amendment No. 1 to the Schedule 13D filed by the Parent with the Commission on July 31, 1997 and incorporated herein by reference.

(3) Filed as an Exhibit to the Schedule 14D-1 filed by the Parent and the Purchaser with the Commission on August 5, 1997 and incorporated herein by reference.

(4) As set forth in "SPECIAL FACTORS -- Dissenters' Rights" and in Exhibit IV to the Offer to Purchase, which is filed as an Exhibit to the Schedule 14D-1 filed by the Parent and the Purchaser with the Commission on August 5, 1997 and incorporated herein by reference.

(5) Filed as an Exhibit to Amendment No. 1 to the Schedule 14D-1 filed by the Parent and the Purchaser with the Commission on August 14, 1997 and incorporated herein by reference.

(6) Filed as an Exhibit to Amendment No. 2 to Schedule 14D-1 filed by the Parent and the Purchaser with the Commission on August 22, 1997 and incorporated herein by reference.